strengthening pension plans, the livelihood of union members and the communities in which they live and work.


Union Pension Plans
invests in HIT
Union workers
contribute
to pension funds
HIT finances
projects
Cycle of
Sustainable
Investment

Union pension plans, public pension plans, health and welfare and annuity plans make investments in the HIT, generating a competitive return, current work hours for their members and sustainable community impacts.

NATIONWIDE ECONOMIC IMPACT OF INVESTMENTS

(1984-present)

545	182.2M	118,679	$13.8B	$4.3B	$34.0B	200,113
Projects	hours of on-site union construction work created	housing and healthcare units nationwide, with 67% affordable housing	in personal income including wages and benefits, with **$7.0** billion for construction workers	in tax revenues (**$1.4** billion state/local and **$2.9** billion federal)	in total economic benefits	total jobs generated across communities

Job and economic impact figures are estimates calculated using IMPLAN, an input-output model, based on HIT and HIT subsidiary Building America CDE, Inc. project data. Data is current as of December 31, 2020. Economic impact data is in 2019 dollars and all other figures are nominal.